UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 2, 2026

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State or other jurisdiction of organization)

One Boca Commerce Center

551 NW 77 Street, Suite 212

Boca Raton, FL 33487

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events.

Worthy Peer Capital II, Inc. (the “Company”), on January 30, 2026, filed a Certificate of Dissolution with the Secretary of State of the State of Florida, dissolving the Company pursuant to applicable state law. The dissolution was approved unanimously by the Company’s board of directors and sole shareholder. The Company, at the time of dissolution, had no assets, and therefore there will be no further distributions to the Company’s security holders. The Company has filed a Form 1-Z with the SEC terminating its obligation to file periodic reports under Regulation A as a result of the dissolution.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 2, 2026	WORTHY PEER CAPITAL II, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer